

June 2, 2011

By facsimile to (847) 484-4490 and U.S. Mail

Mr. Christopher J. Klein
President and Chief Executive Officer
Fortune Brands Home & Security LLC
520 Lake Cook Road
Deerfield, IL 60015-5611

> **Re: Fortune Brands Home & Security LLC**
> **Registration Statement on Form 10**
> **Filed May 6, 2011**
> **File No. 1-35166**

Dear Mr. Klein:

We have reviewed your filing and have the following comments. Where indicated, we think that you should revise the document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us whether the distribution agent and the broker-dealers it will use to sell fractional shares are affiliates of Fortune Brands or Home & Security. Please also confirm that the distribution agent will, in its sole discretion (that is, without influence by Fortune Brands or Home & Security), determine when, how, through which broker-dealer, and at what price to make its sales of fractional shares.

Q: What are the U.S. federal income tax consequences…, page 9

2. Delete the word "generally" in the second paragraph's last sentence because the word may imply that you have not disclosed all material United States federal income tax consequences and that investors cannot rely on the disclosure. Similarly, delete the word "generally" in the last bullet point statement on page 37.

Risk Factors, page 20

3. We note the statements "However, the risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially adversely affect our results of operations, cash flows and financial condition." Since Fortune Brands Home & Security is required to disclose all risks that it believes are material at this time, please delete these statements.

Cautionary Statement Concerning Forward-Looking Statements, page 32

4. We note the phrase "within the meaning of the Private Securities Litigation Reform Act of 1995." Fortune Brands Home & Security is ineligible to rely on the Act's safe harbor provision because the distribution is in essence its initial public offering. Please delete the phrase. Alternatively, revise the disclosure to make clear that Fortune Brands Home & Security is ineligible to rely on the Act's safe harbor provision. See Section 21E(b)(2)(D) of the Exchange Act.

Business, page 43

5. Disclose the extent to which the business of each segment is or may be seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Intellectual property, page 50

6. Disclose the duration of all patents held by Fortune Brands Home & Security. See Item 101(c)(1)(iv) of Regulation S-K.

Equity Grants Following the Distribution, page 70

7. Please disclose whether you will grant equity-based awards to Fortune Brand employees who will not be employees of Home & Security after the spin-off.

Description of Capital Stock, page 94

8. We note the reference to the Delaware General Corporate Law and the "qualified in its entirety" language. You may not qualify information in the registration statement by reference to information outside the registration statement unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 12b-23 of the Exchange Act, and revise.

Unaudited Pro Forma Consolidated Financial Statements, page 99

9. Please clarify for readers which additional adjustments have been made in these pro forma financial statements as compared to the pro formas presented alongside your historical financial statements.

10. Please revise note (b) on page 103 and your disclosures elsewhere in the filing to describe the terms of your loans and loan commitments. Please also revise the footnote to show how you computed the pro forma interest expense recorded for each period presented. If actual interest rates in the transaction can vary from those depicted, disclosures of the effect on income of a 1/8 percent variance in interest rates should also be provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations

2010 Compared to 2009, page 108

11. Please revise your MD&A throughout as necessary to separately quantify the impact of each factor affecting your operating results. Alternatively, where only certain amounts can be quantified, please revise to more clearly indicate the specific factors to which your quantification pertains. For example, you disclose on page 109 that net sales for the Kitchen & Bath Cabinetry segment increased on higher sales volume due to new business wins and new products introductions as well as favorable foreign exchange. You quantified an amount of $20 million; however, it is unclear if this amount is intended to represent only the impact of the favorable foreign exchange or the impact of all of the factors referenced in that sentence.

Contractual Obligations, page 116

12. Please discuss in this section just below the contractual obligations table the $500 million loan that you will enter into to pay the $500 million dividend to Fortune Brands and that it is not included in the table. Please also disclose here the approximate annual interest expense on this loan and that it is not included in the table either.

Index to Financial Statements, page F-1

13. Please note the updating requirements of Rule 3-12 of Regulation S-X.

14. To the extent that a stock split has occurred or is expected to occur prior to effectiveness, please disclose this and give retroactive effect to it throughout the filing, including your historical financial statements as required by SAB Topic 4:C. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a "draft" report can be presented due to a pending future event such as the stock split, they may include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. A signed, dated, and unrestricted auditor's report must be included in the filing prior to effectiveness. Refer to Rule 2-02 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

15. Please have your auditors revise their opinion to indicate the city and state where the opinion was issued. Please refer to Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Income, page F-3

16. Please present historical diluted earnings per share here and elsewhere throughout the filing. If historical basic and diluted earnings per share are the same, then revise the title to so indicate. Please also present basic pro forma earnings per share here and elsewhere throughout the filing.

Consolidated Balance Sheets, page F-4

17. On page 33, you indicate that prior to effectiveness you will be converted from a limited liability company to a C corporation. Please revise your pro forma retained deficit and paid-in capital line items accordingly. Please also revise Note 17 and page 102. Refer to SAB Topic 4:B.

Note 1. Background and Basis of Presentation

Inventories, page F-8

18. Please disclose for your LIFO inventory the excess of replacement or current cost over stated LIFO value. Refer to Rule 5-02.6(c) of Regulation S-X.

Note 15. Information on Business Segments, page F-30

19. Please separately disclose the total amount of revenues for each customer that accounted for 10% or more of your revenues rather than presenting only aggregated information. Please also tell us what consideration you gave to providing the disclosures regarding concentrations required by ASC 275-10-50-16 to 50-20, including, but not limited to, the loss of a significant customer.

Note 17. Unaudited Pro Forma Disclosures, page F-32

20. Please clarify in this footnote that neither the $500 million of debt that you expect to incur in order to pay the $500 million dividend to Fortune Brands nor the related interest expense has been reflected in these pro forma amounts.

21. Please revise the pro forma columns of your statement of income and balance sheet, along with related disclosures, to reflect all necessary pro forma adjustments for income taxes as a C Corporation. Similarly revise your disclosures on pages 99 to 103 as well as elsewhere throughout the filing. Please refer to SAB Topic 1:B.2.

Closing

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- The registrant is responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- The registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Lisa H. Etheredge, Staff Accountant, at (202) 551-3424 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director